Exhibit 99.1

Telesat Posts Strong Growth and Improved Margins in First Quarter of 2010

OTTAWA, CANADA, May 6, 2010 - Telesat Holdings Inc. (Telesat) today announced its unaudited financial results for the three month period ended March 31, 2010.  Unless otherwise stated herein, all amounts are in Canadian dollars.

For the three month period ended March 31, 2010, Telesat reported consolidated revenues of $199 million, a decrease of approximately 2% ($5 million) compared to the same period in 2009.   However, when adjusted for foreign exchange rate changes, revenue increased by 5% compared to the same quarter in 2009.  For the three months ended March 31, 2010, operating and cost of equipment sales expenses of $52 million were $11 million (17%) less than 2009, or 9% when adjusting for foreign exchange rate movements.  Adjusted EBITDA1 for the first three months of 2010 was $149 million, an increase of 3% ($5 million) and an increase of 12% adjusting for foreign exchange rate differences.  The Adjusted EBITDA margin1 for the first quarter was 75%, compared to 70% for the same period in 2009.  Net income was $80 million, compared to a loss of $39 million in 2009.  The combined impact on net income of a non-cash foreign exchange gain related to Telesat’s U.S. dollar denominated debt and the non-cash losses on the change in the fair value of financial instruments was $73 million, compared to a loss of $43 million in the comparable quarter of 2009.

“I’m very pleased with Telesat’s first quarter results,” commented Dan Goldberg, Telesat’s President and CEO.  “Incremental revenue contributions from Nimiq 5 and Telstar 11N and continued discipline on the cost side of our business resulted in strong growth in Adjusted EBITDA and a meaningful improvement in Telesat’s Adjusted EBITDA margin. We also concluded an important agreement in the quarter with Shaw Direct for a new payload on a new satellite, underscoring the strength on our North American direct-to-home video business and augmenting our already industry leading contractual backlog.”

Business Highlights

•	At March 31, 2010:

o	Telesat had contracted backlog for future services of approximately $5.8 billion.
o	Fleet utilization was 87% for Telesat’s North American fleet and 77% for Telesat’s international fleet.

•
On March 31, 2010, Telesat announced it had completed an agreement for a new satellite with one of its key customers, Shaw Direct.  Shaw Direct agreed to utilize a payload on a new Telesat satellite called Anik G1.  Anik G1 is planned to commence construction in the second quarter of 2010 and enter commercial service in the second half of 2012.  In addition to the Shaw Direct capacity, Anik G1 will carry additional payloads to serve other markets.

•
Telesat currently has two new satellites under construction, Telstar 14R and Nimiq 6.  Telesat anticipates Telstar 14R will enter commercial service in the second half of 2011 and anticipates Nimiq 6 will enter commercial service in mid-2012.  During the quarter, Telesat selected International Launch Services’ Proton launch vehicle for the launch of Nimiq 6, and entered into launch insurance contracts for both satellites.

•
On February 4, 2010, Telesat announced that it was supporting Haitian relief with vital communications links.  Telesat’s support included satellite capacity on its Telstar 11N, Telstar 14 and Anik F3 satellites.

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-GAAP financial measures, as described in the End Notes section of this release.  For information reconciling non-GAAP financial measures to the most comparable GAAP financial measures, please see the consolidated financial information below.

Telesat will post its quarterly report on Form 6-K for the three months ended March 31, 2010 on its website at www.telesat.com under the tab “Media Room” in the “Investor Relations” section.  This information will also be filed with the U.S. Securities and Exchange Commission and may be accessed at the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call to discuss its financial results for the three month period ended March 31, 2010 and other recent developments for Thursday, May 6, 2010 at 10:30 a.m. EDT.  The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 226-1798.  Callers outside of North America should dial +1 (416) 340-2219.  The access code is 4056042.  Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available beginning at 1:00 p.m. EDT May 6, 2010, until 11:59 p.m. EDT on May 20, 2010.  To access the replay, please call +1 (800) 408-3053.  Callers outside of North America should dial +1 (416) 695-5800.  The access code is 6542830 followed by the number sign (#).

Forward-Looking Statements Safe Harbor
This news release contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this news release, the words “scheduled for”, “planned”, “will”, “believe”, or “expected” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information.  Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the United States Securities and Exchange Commission (SEC). This filing can be obtained on the SEC’s website at http://www.sec.gov.  Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation.  The foregoing list of important factors is not exhaustive.  The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release.  Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat is the fourth largest fixed satellite services operator.  The company provides reliable and secure satellite-delivered communications solutions to broadcast, telecom, corporate and government customers.  Telesat has a global state-of-the-art fleet of 12 satellites, with two more under construction, and manages the operations of 13 additional satellites for third parties.  Telesat is privately held.  Its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

Telesat Holdings Inc.
Consolidated Statements of Earnings (Loss)

FOR THE PERIOD ENDED MARCH 31	Three months

(in thousands of Canadian dollars) (unaudited)	2010	2009
Operating revenues
Service revenues	195,825	198,806
Equipment sales revenues	3,412	5,244
Total operating revenues	199,237	204,050

Amortization	62,370	61,273
Operations and administration	49,288	58,239
Cost of equipment sales	2,769	4,382
Total operating expenses	114,427	123,894
Earnings (loss) from operations	84,810	80,156
Interest expense	(65,841)	(71,070)
(Loss) gain on changes in fair value of financial instruments	(40,363)	57,927
Gain (loss) on foreign exchange	113,389	(100,866)
Other income (expense)	(347)	(978)
Earnings (loss) before income taxes	91,648	(34,831)
Income tax expense	(11,522)	(4,255)
Net earnings (loss)	80,126	(39,086)
Net earnings (loss) applicable to common shares	80,126	(39,086)

Telesat Holdings Inc.
Consolidated Balance Sheets

	March 31,	December 31,
(in thousands of Canadian dollars) (unaudited)	2010	2009

Assets
Current assets
Cash and cash equivalents	229,682	154,189
Accounts receivable	50,064	70,203
Current future tax asset	2,086	2,184
Other current assets	35,801	29,018
Total current assets	317,633	255,594
Satellites, property and other equipment, net	1,926,094	1,926,190
Other long-term assets	39,475	41,010
Intangible assets, net	498,241	510,675
Goodwill	2,446,603	2,446,603
Total assets	5,228,046	5,180,072

Liabilities
Current liabilities
Accounts payable and accrued liabilities	55,685	43,413
Other current liabilities	152,865	127,704
Debt due within one year	25,211	23,602
Total current liabilities	233,761	194,719
Debt financing	2,902,172	3,013,738
Future tax liability	279,527	269,193
Other long-term liabilities	700,736	671,523
Senior preferred shares	141,435	141,435
Total liabilities	4,257,631	4,290,608

Shareholders' equity
Common shares (74,252,460 common shares issued and outstanding)	756,414	756,414
Preferred shares	541,764	541,764
	1,298,178	1,298,178
Accumulated deficit	(332,263)	(412,389)
Accumulated other comprehensive loss	(8,006)	(7,422)
	(340,269)	(419,811)
Contributed surplus	12,506	11,097
Total shareholders' equity	970,415	889,464
Total liabilities and shareholders' equity	5,228,046	5,180,072

Telesat Holdings Inc.
Consolidated Statements of Cash Flow

FOR THE PERIOD ENDED MARCH 31	Three months

(in thousands of Canadian dollars) (unaudited)	2010	2009
Cash flows from (used in) operating activities
Net earnings (loss)	80,126	(39,086)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	62,370	61,273
Future income taxes	10,382	1,847
Unrealized foreign exchange (gain) loss	(118,227)	100,729
Unrealized loss (gain) on derivatives	41,770	(53,855)
Dividends on senior preferred shares	3,489	3,710
Stock-based compensation expense	1,409	1,576
Loss on disposal of assets	28	155
Other	(6,019)	(10,064)
Customer prepayments on future satellite services	13,056	3,309
Changes in operating assets and liabilities	25,416	31,368
	113,800	100,962
Cash flows from (used in) used in investing activities
Satellite programs	(32,307)	(90,302)
Property additions	(1,574)	(1,614)
Proceeds on disposals of assets	5,974	3
	(27,907)	(91,913)
Cash flows from (used in) financing activities
Repayment of bank loans and debt financing	(7,335)	(8,755)
Capital lease payments	(809)	(2,436)
Satellite performance incentive payments	(1,982)	(1,222)
	(10,126)	(12,413)

Effect of changes in exchange rates on cash and cash equivalents	(274)	599
Increase (decrease) in cash and cash equivalents	75,493	(2,765)
Cash and cash equivalents, beginning of period	154,189	98,539
Cash and cash equivalents, end of period	229,682	95,774
Supplemental disclosure of cash flow information
Interest paid	35,081	43,012
Income taxes paid	548	2,672
	35,629	45,684

The following table reconciles our Net earnings (loss) applicable to common shareholders to our Adjusted EBITDA1 and presents our Adjusted EBITDA margin1:

Telesat Holdings Inc.
FOR THE PERIOD ENDED MARCH 31	Three Months
(in thousands of Canadian dollars) (unaudited)	2010	2009

Net earnings (loss) applicable to common shares	80,126	(39,086)
Income tax expense (recovery)	11,522	4,255
Loss (gain) on financial instruments	40,363	(57,927)
Loss (gain)on foreign exchange	(113,389)	100,866
Other expense (income)	347	978
Interest Expense	65,841	71,070
Amortization	62,370	61,273
Restructuring Charges	-	793
Non cash expense related to stock compensation	1,409	1,576
Adjusted EBITDA	148,589	143,798

Operating Revenues	199,237	204,050

Adjusted EBITDA Margin	75%	70%

End Notes

[1]
The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, we use revenues and deduct certain operating expenses (including making adjustments to operating expenses for stock based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to operating revenues) as measures of our operating performance.

Adjusted EBITDA allows us and investors to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, and certain other expenses. Financial results of competitors in our industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists us and investors to compare operating results exclusive of these items. Competitors in our industry have significantly different capital structures. The use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe the use of Adjusted EBITDA and Adjusted EBITDA margin along with GAAP financial measures enhances the understanding of our operating results and is useful to us and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with GAAP financial measures and is not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income as an indicator of our operating performance.